Filed by Nikola Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Romeo Power, Inc.

(Registration Statement on Form S-4 File No. 333-267140)

[Social media posts first used September 23, 2022]

LinkedIn / Twitter /Facebook:

Reminder for #RomeoPower stockholders: If less than a majority of the outstanding shares of Romeo’s common stock are tendered, the offer for Nikola to acquire Romeo common stock cannot be completed. Act now and tender your shares in the exchange offer before midnight, Eastern Time, at the end of the day Monday, September 26, 2022, unless the deadline is extended. The full press release can be found here: [LINK TO 9/23 PRESS RELEASE]

Following post in thread:

Have questions? Need assistance? Contact Alliance Advisors by calling toll-free at (855) 643-7453 or by emailing nkla@allianceadvisors.com. If you hold your shares through a third-party, contact such broker or other nominee directly.

Contact information for commonly used brokers:

•	Call TD Ameritrade at 888-723-8504, option 1

•	Call Fidelity at 800-343-3548

•	Call E-Trade at 1-800-387-2331

•	Contact Robinhood at https://robinhood.com/contact

•	To participate, please include the stock symbol for the offer (RMO) and the number of shares you’d like to participate with.

•	If your broker is not listed above, please contact your broker’s customer service department and ask to speak with Corporate Actions.

Instagram:

Reminder for #RomeoPower stockholders: If less than a majority of the outstanding shares of Romeo’s common stock are tendered, the offer for Nikola to acquire Romeo common stock cannot be completed. Act now and tender your shares in the exchange offer before midnight Eastern Time, at the end of the day Monday, September 26, 2022, unless the deadline is extended. The full press release can be read by clicking the link in our bio. [LINK TO 9/23 PRESS RELEASE]

Reddit:

Nikola Reminds Romeo Power Stockholders to Tender Shares in Exchange Offer Ahead of September 26 Deadline

Today, #Nikola reminds all #RomeoPower stockholders to tender their shares into the exchange offer to purchase all outstanding shares of common stock of Romeo by September 26, 2022 at midnight Eastern Time, unless the deadline is extended. If less than a majority of the outstanding shares of Romeo common stock are tendered, the Offer cannot be completed by Nikola. The latest information can be found in the following press release: [LINK TO 9/23 PRESS RELEASE]

How to tender your shares?: Stockholders should contact Alliance Advisors with any questions or to request documents and assistance at (855) 643-7453 (Romeo stockholders call toll-free) or (973) 873-7700 (bankers and brokers call collect), or email at nkla@allianceadvisors.com.

Stockholders who hold their shares through a broker, dealer, commercial bank, trust company or other nominee, can tender their shares by instructing such broker or other nominee directly. The process for tendering shares differs depending on where they are held, so stockholders should contact their respective broker or nominee by phone or email promptly to allow sufficient time to tender.

Contact information for commonly used brokers:

•	Call TD Ameritrade at 888-723-8504, option 1

•	Call Fidelity at 800-343-3548

•	Call E-Trade at 1-800-387-2331

•	Contact Robinhood at https://robinhood.com/contact

•	To participate, please include the stock symbol for the offer (RMO) and the number of shares you’d like to participate with.

Have additional questions?: An FAQ document is available with common questions from stockholders. The FAQ document can be found on Romeo’s Investor Relations page.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. On August 29, 2022, Nikola Corporation (“Nikola”) filed a Registration Statement on Form S-4 (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and other exchange offer documents (collectively, the “Registration Statement”)) with the U.S. Securities and Exchange Commission (the “SEC”) and may file additional amendments thereto, and Nikola and a wholly-owned subsidiary of Nikola filed a Tender Offer Statement on Schedule TO with the SEC and Has and may file additional amendments thereto. In addition, on August 29, 2022, Romeo Power, Inc. (“Romeo”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and has and may file amendments thereto. Nikola and Romeo may also file other documents with the SEC related to the transaction. This document is not a substitute for the Registration Statement, the Tender Offer Statement, the Solicitation/Recommendation Statement or any other document that Nikola or Romeo may file with the SEC related to the transaction (collectively, the “Exchange Offer Materials”). THE EXCHANGE OFFER MATERIALS CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR COMMON STOCK. The Exchange Offer Materials are available to all Romeo stockholders at no expense to them. The Exchange Offer Materials are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nikola are also available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo are also available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5560 Katella Avenue, Cypress, California 90630. In addition to the Exchange Offer Materials, Nikola and Romeo file annual, quarterly and current reports and other information with the SEC. You may read any reports or other information filed by Nikola and Romeo at www.sec.gov.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed merger, the anticipated benefits of the transaction, and Nikola’s expectations regarding the closing of the merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited: risks related to the ability of Nikola to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the exchange offer to meet the minimum condition; the ability of Romeo and Nikola to receive the required regulatory approvals for the proposed acquisition of Romeo by Nikola; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; Nikola’s ability to successfully integrate Romeo’s battery pack production into its business; Nikola’s ability to realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed transaction may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of Nikola’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs or known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all.

For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Nikola and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and Nikola disclaims any obligation to update any forward-looking statement, except as required by law.

3